UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bainum, Jr., Stewart
   10770 Columbia Pike
   Suite 100
   Silver Spring, MD  20901
   USA
2. Issuer Name and Ticker or Trading Symbol
   Choice Hotels International, Inc. (formerly Choice Hotels Franchising, Inc.) CHH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   9/14/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |9/14/9|S   | |51,284            |D  |17.0000    |1,728,984          |I     |Note 1                     |
                           |9     |    | |                  |   |           |                   |      |                           |
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     "            "        |--    |--  |-|--                |-- |--         |127,725            |I     |Note 2                     |
                           |      |    |-|                  |   |           |                   |      |                           |
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     "            "        |--    |--  |-|--                |-- |--         |214,284            |I     |Note 3                     |
                           |      |    |-|                  |   |           |                   |      |                           |
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     "            "        |--    |--  |-|--                |-- |--         |6,768              |I     |Note 4                     |
                           |      |    |-|                  |   |           |                   |      |                           |
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     "            "        |--    |--- |-|--                |-- |--         |851,669            |I     |Note 5                     |
                           |      |    |-|                  |   |           |                   |      |                           |
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     "            "        |--    |--  |-|--                |-- |--         |13,594             |I     |Note 6                     |
                           |      |    |-|                  |   |           |                   |      |                           |
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     "            "        |--    |--  |-|--                |-- |--         |210,068            |I     |Note 7                     |
                           |      |    |-|                  |   |           |                   |      |                           |
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     "            "        |--    |--  |-|--                |-- |--         |394,026            |I     |Note 8                     |
                           |      |    |-|                  |   |           |                   |      |                           |
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     "            "        |--    |--  |-|--                |-- |--         |1,719              |I     |Non-qualified savings Plan |
                           |      |    |-|                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Common Stock Options  |--      |--   |--  |-|-- --      |A,D|--   |--   |--          |--     |--     |322,975     |D  |            |
                      |        |     |    |-|           |   |     |     |            |       |       |            |   |            |
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Incentive Stock Option|--      |--   |--  |-|-- --      |A,D|--   |--   |--          |--     |--     |14,325      |D  |            |
s                     |        |     |    |-|           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: Shares owned by the Stewart Bainum, Jr. Declaration of Trust ("Stewart Bainum, Jr. Trust") in which Mr.
Bainum, Jr. is the sole
trustee.
Note 2: The proportionate interest of the Stewart Bainum, Jr. Trust in shares (1,779,628) owned by Mid Pines
Associates,
L.P.
Note 3: The proportionate interest of the Stewart Bainum, Jr. Grantor Retained Annuity Trust dated September 10,
1996, the sole trustee of which is Mr. Bainum, Jr., in shares (1,779,628) owned by Mid Pines Associates, L.P.
Note 4: The proportionate interest of various trusts, the beneficiaries of which are Mr. Bainum, Jr.'s two minor children in shares (1,779,628) owned by Mid Pines Associates, L.P.
Note 5: The proportionate interest of the Stewart Bainum, Jr. Trust in shares (3,567,869) owned by Realty
Investment Company, Inc., a real estate investment and management company in which Mr. Bainum, Jr. is a noncontrolling shareholder. Also includes 128,591 shares indirectly held through certain trusts for the benefit of Mr. Bainum, Jr.'s two minor children.
Note 6: The proportionate interest of Mr. Stewart Bainum, Jr. in shares (112,200) owned by Vintage Limited
Partnership. Also includes 11,119 shares owned by Mr. Bainum Jr.'s two minor children.
Note 7: Represents the proportionate interest of certain trusts in shares (1,779,628) owned by Mid Pines
Associates, L.P. for the benefit of Mr. Bainum, Jr.'s nephews.  Mr. Bainum, Jr.
 is the trustee and his nephews are
the beneficiaries. Beneficial ownership is disclaimed.
Note 8: The proportionate interest of certain trusts in shares (3,567,869) owned by Realty Investment Company,
Inc. for the benefit of Mr. Bainum, Jr.'s nephews. Mr. Bainum, Jr. is the trustee and his nephews are the beneficiaries. Beneficial ownership is disclaimed.
SIGNATURE OF REPORTING PERSON
Stewart Bainum, Jr.
DATE
10/11/99